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                                                                    Exhibit 23.1

The Board of Directors
SmartAge.com Corp.:

  We consent to the use of our report dated February 25, 2000, except as to the second paragraph of Note 11 for which the date is March 6, 2000, relating to the balance sheets of SmartAge.com Corp. as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity, and cash flows for the period from January 20, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, and our report dated February 25, 2000 on the related financial statement schedule which reports are included herein, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

San Francisco, California
March 8, 2000